UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Antero Midstream GP LP

(Name of Issuer)

Common Shares Representing Limited Partnership Interests

(Title of Class of Securities)

001-38075

(CUSIP Number)

c/o Warburg Pincus & Co.

450 Lexington Avenue

New York, NY 10017

212-878-0600

With a copy to:

Manuel A. Miranda

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,873,221

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,873,221

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,873,221

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.6% (1)

14	Type of Reporting Person PN

(1) Based on the 186,170,213 common shares representing limited partnership interests (“Shares”) outstanding according to the prospectus filed by Antero Midstream GP LP (the “Issuer”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 5, 2017 (the “Prospectus”).

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Private Equity X O&G, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 33,529,359

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,529,359

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,529,359

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.0% (1)

14	Type of Reporting Person PN

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,602,022

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,602,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,602,022

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.6% (1)

14	Type of Reporting Person PN

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus X GP L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,602,022

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,602,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,602,022

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.6% (1)

14	Type of Reporting Person PN

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) WPP GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,653,828

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,653,828

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,653,828

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.6% (1)

14	Type of Reporting Person OO

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,045,113

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,045,113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,045,113

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.5% (1)

14	Type of Reporting Person PN

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,045,113

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,045,113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,045,113

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.5% (1)

14	Type of Reporting Person PN

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,045,113

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,045,113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,045,113

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.5% (1)

14	Type of Reporting Person PN

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,045,113

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,045,113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,045,113

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.5% (1)

14	Type of Reporting Person OO

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,045,113

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,045,113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,045,113

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.5% (1)

14	Type of Reporting Person IN

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,045,113

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,045,113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,045,113

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.5% (1)

14	Type of Reporting Person IN

(1) Based on the 186,170,213 Shares outstanding according to the prospectus filed by the Issuer with the SEC on May 5, 2017.

CUSIP No. 001-38075

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares representing limited partnership interests (the “Shares”), issued by Antero Midstream GP LP (the “Issuer”). The address of the principal executive offices of the Issuer is 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2. Identity and Background.

The persons filing this Schedule 13D (the “Reporting Persons”) are Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII,” and together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a limited partnership formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), collectively, the “WP VIII Funds”), Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G”, and together with its affiliated partnership Warburg Pincus X Partners, L.P., a Delaware limited partnership the “WP X O&G Funds”); WP-WPVIII Investors GP L.P., a Delaware limited partnership (“WP-WPVIII GP”), which is the general partner of WP-WPVIII Investors; Warburg Pincus X, L.P., a Delaware limited partnership (“WP X GP”), which is the general partner of each of the WP X O&G Funds; Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP LP”), which is the general partner of WP X GP; WPP GP LLC, a Delaware limited liability company (“WPP GP”), which is the general partner of WP-WPVIII GP and WP X GP LP; Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), which is (i) the managing member of WPP GP, and (ii) the general partner of WP VIII and WP VIII CV I; Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), which is the general partner of WP Partners; Warburg Pincus & Co., a New York general partnership (“WP”) which is the managing member of WP Partners GP;  Warburg Pincus LLC, a New York limited liability company (“WP LLC”) which is the manager of each of the WP VIII Funds and the WP X O&G Funds; and Charles R. Kaye and Joseph P. Landy who are the Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus Entities (as defined below).  The principal business address of the Reporting Persons and the Scheduled Persons (as defined below) is 450 Lexington Avenue, New York, NY 10017.  Each of the WP VIII Funds, the WP X O&G Funds, WP-WPVIII GP, WP X GP, WP X GP LP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Entities.”

Schedule A hereto sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each Reporting Person.

The principal business of each of the WP VIII Funds and the WP X O&G Funds is making private equity and related investments.  The principal business of WP-WPVIII GP is acting as the general partner of WP-WPVIII Investors.  The principal business of WP X GP is acting as the general partner of the WP X O&G Funds.  The principal business of WP X GP LP is acting as the general partner of WP X GP.  The principal business of WPP GP is acting as the general partner of WP-WPVIII GP and WP X GP LP.  The principal business of WP Partners is acting as the managing member of WPP GP and as the general partner of WP VIII and WP VIII CV I.  The principal business of WP Partners GP is acting as the general partner of WP Partners.  The principal business of WP is acting as the managing member of WP Partners GP.  The principal business of WP LLC is acting as the manager of certain Warburg Pincus private equity funds, including each of the WP VIII Funds and the WP X O&G Funds.  The principal business of each of Mssrs. Kaye and Landy is acting as the Managing General Partners of WP and the Managing Members and Co-Chief Executive Officers of WP LLC.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 22, 2017, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

CUSIP No. 001-38075

None of the Reporting Persons nor any Scheduled Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The Shares of the Issuer were distributed pro rata to each of the members of Antero Resources Investment LLC, a Delaware limited liability company (“ARI”), by ARI no consideration.

Item 4. Purpose of Transaction.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D. The Reporting Persons reserve the right to formulate other plans or make proposals which relate to or would result in a transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer, and take action in connection therewith, including a disposition of all or a portion of their investment in the Issuer. The Reporting Persons may, at any time, reconsider and change their plans or proposals relating to the foregoing with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons listed below have the following beneficial ownership of Shares (percentages are based on 186,170,213 Shares outstanding according to the Issuer’s prospectus filed with the U.S. Securities and Exchange Commission on May 5, 2017):

(i)            WP VIII has shared dispositive and voting power over 17,873,221 Shares of the Issuer, representing 9.6% of the outstanding Shares of the Issuer.

(ii)           WP X O&G has shared dispositive and voting power over 33,529,359 Shares of the Issuer, representing 18.0% of the outstanding Shares of the Issuer.

(iii)          WP X GP has shared dispositive and voting power over 34,602,022 Shares of the Issuer, representing 18.6% of the outstanding Shares of the Issuer.

(iv)          WP X GP LP has shared dispositive and voting power over 34,602,022 Shares of the Issuer, representing 18.6% of the outstanding Shares of the Issuer.

(v)           WPP GP has shared dispositive and voting power over 34,653,828 Shares of the Issuer, representing 18.6% of the outstanding Shares of the Issuer.

(vi)          WP Partners has shared dispositive and voting power over 53,045,113 Shares of the Issuer, representing 28.5% of the outstanding Shares of the Issuer.

(vii)         WP Partners GP has shared dispositive and voting power over 53,045,113 Shares of the Issuer, representing 28.5% of the outstanding Shares of the Issuer.

(viii)        WP has shared dispositive and voting power over 53,045,113 Shares of the Issuer, representing 28.5% of the outstanding Shares of the Issuer.

(ix)          WP LLC has shared dispositive and voting power over 53,045,113 Shares of the Issuer, representing 28.5% of the outstanding Shares of the Issuer.

(x)           Charles R. Kaye has shared dispositive and voting power over 53,045,113 Shares of the Issuer, representing 28.5% of the outstanding Shares of the Issuer.

CUSIP No. 001-38075

(xi)          Joseph P. Landy has shared dispositive and voting power over 53,045,113 Shares of the Issuer, representing 28.5% of the outstanding Shares of the Issuer.

Each of the Reporting Persons listed in this Item 5(i) through 5(xi) could be deemed to have beneficial ownership of all of the Shares reported in this Schedule 13D; nevertheless, each of the Reporting Persons disclaims beneficial ownership of shares in excess of that reported in this Item 5.  Each of Messrs. Kaye and Landy disclaims beneficial ownership of the Shares owned by the other Reporting Persons.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

During the last sixty (60) days there were no transactions in the Shares effected by the Reporting Persons.

Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the WP VIII Funds and the WP X O&G Funds entered into a “lock-up” arrangement in connection with the initial public offering of the Issuer pursuant to which the WP VIII Funds and the WP X O&G Funds have agreed not to offer, sell or agree to sell, directly or indirectly any Shares without the permission of the underwriters for a period of six months from May 12, 2017.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Schedule 13D and any amendments hereto.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1

Joint Filing Agreement, dated May 22, 2017, by and among the Reporting Persons.

CUSIP No. 001-38075

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  May 22, 2017

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By:     Warburg Pincus Partners, L.P., its general partner
By:     Warburg Pincus Partners GP LLC, its general partner
By:     Warburg Pincus & Co., its managing member

By:		Date:	May 22, 2017
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By:     Warburg Pincus X, L.P., its general partner
By:     Warburg Pincus X GP L.P., its general partner
By:     WPP GP LLC, its general partner
By:     Warburg Pincus Partners, L.P., its managing member
By:     Warburg Pincus Partners GP LLC, its general partner
By:     Warburg Pincus & Co., its managing member

By:		Date:	May 22, 2017
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By:     Warburg Pincus X GP L.P., its general partner
By:     WPP GP LLC, its general partner
By:     Warburg Pincus Partners, L.P., its managing member
By:     Warburg Pincus Partners GP LLC, its general partner
By:     Warburg Pincus & Co., its managing member

By:		Date:	May 22, 2017
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By:     WPP GP LLC, its general partner
By:     Warburg Pincus Partners, L.P., its managing member
By:     Warburg Pincus Partners GP LLC, its general partner
By:     Warburg Pincus & Co., its managing member

By:		Date:	May 22, 2017
Name: Robert B. Knauss
Title: Partner

CUSIP No. 001-38075

WPP GP LLC

By:     Warburg Pincus Partners, L.P., its managing member
By:     Warburg Pincus Partners GP LLC, its general partner
By:     Warburg Pincus & Co., its managing member

By:		Date:	May 22, 2017
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By:     Warburg Pincus Partners GP LLC, its general partner
By:     Warburg Pincus & Co., its managing member

By:		Date:	May 22, 2017
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By:     Warburg Pincus & Co., its managing member

By:		Date:	May 22, 2017
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:		Date:	May 22, 2017
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:		Date:	May 22, 2017
Name: Robert B. Knauss
Title: Managing Director

CUSIP No. 001-38075

CHARLES R. KAYE

By:		Date:	May 22, 2017
Name: Charles R. Kaye
Title: Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:		Date:	May 22, 2017
Name: Joseph P. Landy
Title: Robert B. Knauss, Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the SEC on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX, Inc. and is hereby incorporated by reference.